650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 22, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Fax: (202) 772-9218

Attn: Mary Beth Breslin

Re:	HemoSense, Inc., Amendment No. 6 to Registration Statement on Form S-1 Filed on
June 22, 2005 (File No. 333-123705)

Dear Ms. Breslin:

On behalf of HemoSense, Inc. (“HemoSense” or the “Company”), we are providing the Staff with a recirculation analysis with regard to the above-referenced Amendment No. 6 to Registration Statement on Form S-1 (the “Registration Statement”). This analysis supplements and incorporates herein the recirculation analysis provided with the Company’s filing of Amendment No. 5.

The offering range and the anticipated proceeds from the offering have declined.

The Preliminary Prospectus provided a price range of $8 to $10, with anticipated net offering proceeds of approximately $28.0 million, or approximately $32.4 million if the underwriters fully exercise their over-allotment option, each assuming an initial public offering price of $9 per share. The Registration Statement now provides for a price range of $6 to $8, with anticipated net offering proceeds of approximately $21.5 million, or approximately $24.9 million if the underwriters fully exercise their over-allotment option, each assuming an initial public offering price of $7 per share. At the bottom of the range, $6 per share, anticipated net offering proceeds would be $18.2 million, or approximately $21.2 million if the underwriters fully exercise their over-allotment option.

The Company respectfully advises the Staff that it does not believe that the revised disclosure resulting from the lowered price range of $6-8 per share, would violate the Rule 461 requirement that the form of preliminary prospectus distributed be accurate and adequate in all material respects. Other than a reduction in proposed R&D spending to more precisely track anticipated future needs based upon the disclosure in the MD&A, the Company’s use of proceeds remains the same in the Registration Statement as it was in the Preliminary Prospectus.

The Company’s net loss for 2004 (September 30, 2004 fiscal year end) was $10.3 million, while the net loss for the first six months of 2005 (through March 31, 2005) was $5.5 million (relatively flat). Proposed future operations are not expected to differ materially from current operations. The Company

June 22, 2005

has a single product (which has been sold commercially since March 2003), requiring little additional R&D spending, and the Company’s sales model is accomplished through distribution arrangements, rather than through a build up of the Company’s internal organization. Consequently, the Company believes that future net losses are unlikely to increase dramatically from these historic levels, making proceeds of $21.5 million ($7 per share) or $18.2 million ($6 per share) more than adequate to fund its operations as currently conducted and as proposed to be conducted for at least the next 12 months, and that the Registration Statement disclosure related to the price/proceeds of the offering has not resulted in any material changes from the Preliminary Prospectus.

The underwriters have represented to the Company that they will inform potential purchasers in the offering of the lowered price range and anticipated proceeds from the offering before confirming orders. In addition, all purchasers will receive a copy of the final prospectus which will contain the updated disclosure.

The Company does not believe that the changes made since the circulation of the Preliminary Prospectus are, taken as a whole, material. The FDA inspection and observations are an ordinary course part of operations, the move from Nasdaq to Amex does not impact this offering nor Company operations, and the lowering of the offering price will not materially alter the Company’s uses of proceeds nor the adequacy of the funding for at least the next 12 months.

We would very much appreciate the Staff’s prompt attention to Amendment No. 6 and the matters raised herein. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

David J. Saul

cc.	Jim Merselis, CEO, Hemosense

David W. Pollak, MLB